                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-36926
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 25, 2000)

                                   [SBC LOGO]
                                  $500,000,000

                            SBC COMMUNICATIONS INC.

                 7.00% PUBLIC INCOME NOTES (PINES(R)) due 2041
                               ------------------
     This is an offering of 7.00% Public Income Notes due 2041 (which we refer to in this prospectus supplement as "PINES") to be issued by SBC Communications Inc. The PINES will be our general unsecured, unsubordinated obligations. The PINES will mature on June 1, 2041. We will pay interest on the PINES on March 1, June 1, September 1 and December 1 of each year. The first interest payment will be on September 1, 2001. We may redeem the PINES, in whole or in part, at any time on or after June 13, 2006 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. The PINES will be issued in minimum denominations of $25 and will be increased in multiples of $25.

     The PINES have been approved for listing on the New York Stock Exchange and we expect trading in the PINES on the New York Stock Exchange to begin within 30 days after June 13, 2001, the original issue date. The PINES are expected to trade "flat." This means that purchasers will not pay and sellers will not receive any accrued and unpaid interest on the PINES that is not included in the trading price.
                               ------------------
     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
                               ------------------

                                                              PER PINES      TOTAL
                                                              ---------   ------------
Public Offering Price                                          100.00%    $500,000,000
Underwriting Discounts                                           3.15%    $ 15,750,000
Proceeds to SBC                                                 96.85%    $484,250,000

                               ------------------
     The public offering price set forth above does not include accrued interest, if any. Interest on the PINES will accrue from June 13, 2001 and must be paid by the purchaser if the PINES are delivered after June 13, 2001.

     The underwriters are severally underwriting the PINES being offered. The underwriters expect to deliver the PINES in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on June 13, 2001.

     "PINES(R)" is a registered service mark of Salomon Smith Barney Inc.
                               ------------------

SALOMON SMITH BARNEY  MERRILL LYNCH & CO.
Book-Running Manager  Joint-Lead Manager

A.G. Edwards & Sons, Inc.
                        Morgan Stanley Dean Witter
                                             Prudential Securities
                                                             UBS Warburg
June 6, 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Special Note Regarding Forward-Looking Statements...........   S-3
SBC Communications Inc. ....................................   S-4
Use of Proceeds.............................................   S-5
Ratio of Earnings to Fixed Charges..........................   S-5
Description of the PINES....................................   S-5
United States Tax Considerations............................   S-8
Underwriting................................................  S-12
Legal Opinions..............................................  S-13
Experts.....................................................  S-13
Where You Can Find More Information.........................  S-14

                            PROSPECTUS
Description of SBC Communications Inc. .....................     1
Ratio of Earnings to Fixed Charges..........................     1
Use of Proceeds.............................................     1
Summary Description of the Securities We May Issue..........     1
Description of Debt Securities We May Offer.................     2
Description of Preferred Stock..............................    11
Description of Series A Preferred Stock.....................    12
Description of Depositary Shares............................    13
Description of Common Stock.................................    16
Plan of Distribution........................................    18
Legal Opinions..............................................    19
Experts.....................................................    19
Documents Incorporated by Reference.........................    19
Where You Can Find More Information.........................    20

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Statements in this prospectus supplement, the accompanying prospectus and the incorporated documents that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by
Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include:

     - adverse economic changes in the markets served by SBC, or countries in which SBC has significant investments;

     - changes in available technology;

     - the final outcome of FCC rulemakings and judicial review, if any, of such rulemakings, including issues relating to jurisdiction;

     - the final outcome of state regulatory proceedings in our 13-state area, and judicial review, if any, of such proceedings, including proceedings relating to interconnection terms, access charges, universal service, unbundled network elements and resale rates, Project Pronto, service standards and reciprocal compensation;

     - enactment of additional state, Federal and/or foreign regulatory laws and regulations pertaining to our subsidiaries and foreign investments;

     - the timing of entry and the extent of competition in the local and intraLATA toll markets in our 13-state area and our entry into the in-region long distance market;

     - the impact of the Ameritech transaction, including performance with respect to regulatory requirements and merger integration efforts;

     - the timing and cost of deployment of our broadband initiative, also known as Project Pronto, its effect on the carrying value of the existing wireline network and the level of consumer demand for offered services; and

     - the impact of the wireless joint venture with BellSouth Corporation, known as Cingular Wireless, including marketing and product development efforts, access to additional spectrum, technological advancements and financial capacity.

Readers are cautioned that other factors discussed in the documents incorporated in this prospectus supplement and accompanying prospectus, although not enumerated here, also could materially impact our future earnings.

     You should not construe these cautionary statements as an exhaustive list or as any admission by us regarding the adequacy of our disclosures. We cannot always predict or determine after the fact what factors would cause actual results to differ materially from those indicated by our forward-looking statements or other statements. In addition, you are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends" or the like to be uncertain and forward-looking. All cautionary statements should be read as being applicable to all forward-looking statements wherever they appear.

     We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur.

     In this prospectus supplement, "SBC," "we," "us" and "our" refer to SBC Communications Inc. and its consolidated subsidiaries.

                            SBC COMMUNICATIONS INC.

     SBC was formed as one of several regional holding companies created to hold AT&T Corp.'s local telephone companies. We were incorporated under the laws of the State of Delaware on October 5, 1983. On January 1, 1984, we were spun-off from AT&T pursuant to an anti-trust consent decree, becoming an independent publicly traded telecommunications services provider. At formation, we primarily operated in five southwestern states. SBC subsidiaries merged with Pacific Telesis Group in 1997, Southern New England Telecommunications Corporation in 1998 and Ameritech Corporation in 1999.

     We are among the largest telecommunications companies in the United States and the world. Our products and services include local and long distance, internet, telecommunications equipment, messaging and paging, and directory advertising and publishing. We divide our business into the following groups:

     - wireline, which is primarily land- and wire-based services;

     - wireless, which is primarily radio wave-based services;

     - directory, which is directory advertising and electronic publishing;

     - international, which is our investments in foreign countries; and

     - other, which is primarily cable television, certain paging operations and corporate operations.

WIRELINE

     Our wireline group primarily sells local telephone service in California, Texas, Illinois, Michigan, Ohio, Missouri, Connecticut, Indiana, Wisconsin, Oklahoma, Kansas, Arkansas and Nevada. We serve approximately 61 million access lines in this 13-state area. We also sell access to our network to other telephone carriers, long distance to some customers, internet services and communications equipment. This group is regulated by each of the 13 states mentioned above and by the Federal Communications Commission.

WIRELESS

     Our wireless group sells local, long distance and roaming services. In the fourth quarter of 2000, we contributed substantially all our wireless businesses to Cingular Wireless LLC, our joint venture with BellSouth Corporation. We own a 60 percent economic interest in the joint venture and control is shared equally. Cingular serves approximately 20 million customers.

DIRECTORY

     Our directory group provides yellow and white pages directories, and electronic publishing.

INTERNATIONAL

     Our international group consists of our investments in companies in more than 20 foreign countries, including Europe, Mexico and Canada. These foreign companies provide local and long distance, wireless, messaging, internet services and equipment and directory publishing.

OTHER

     Our other group consists primarily of our subsidiary Ameritech Corporation's cable television operations and paging business. On May 24, 2001, we announced the sale of our cable television operations subject to regulatory approval.

                                USE OF PROCEEDS

     SBC will use the net proceeds from the sale of the PINES to repay a portion of its outstanding commercial paper debt and for general corporate purposes. The net proceeds of the offering, after deducting estimated offering commissions, are estimated to be $484,250,000. For more information on expenses relating to the offering, see "Underwriting."

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth SBC's ratio of earnings to fixed charges for each of the periods indicated. At March 31, 2001, no preferred stock was outstanding.

                                   THREE MONTHS ENDED
    YEAR ENDED DECEMBER 31,             MARCH 31,
--------------------------------   -------------------
1996   1997   1998   1999   2000     2000       2001
----   ----   ----   ----   ----   --------   --------
5.67.. 4.10   6.79   6.52   6.95     7.17       6.49

     For the purpose of calculating this ratio, earnings consist of income before income taxes, extraordinary loss, cumulative effect of changes in accounting principles, undistributed earnings from equity investments and fixed charges.

     Fixed charges include interest on indebtedness, dividends on preferred securities and one-third of rental expense (the portion of rentals representative of the interest factor).

                            DESCRIPTION OF THE PINES

GENERAL

     We provide information to you about the PINES in two separate documents:
(1) the accompanying prospectus and (2) this prospectus supplement.

     The following statements about the PINES are summaries and are subject to, and qualified in their entirety by reference to, the accompanying prospectus and the indenture referred to in the accompanying prospectus. See "Description of Debt Securities We May Offer" in the accompanying prospectus for additional information concerning the PINES and the indenture. The following statements, therefore, do not contain all the information that may be important to you. Not all the terms used in this prospectus supplement are defined herein, and you should refer to the accompanying prospectus or indenture for the definitions of such terms. You should note that the provisions of the indenture set forth the terms of the PINES in greater detail than this prospectus supplement or the accompanying prospectus. If the statements herein differ from provisions in the indenture, the provisions of the indenture control.

  The PINES

     - will be our unsecured obligations,

     - will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding,

     - will be limited in aggregate principal amount to $500,000,000, subject to increase as described under "-- Further Issues" on page S-6,

     - will mature on June 1, 2041,

     - will be issued in minimum denominations of $25 and will be increased in multiples of $25,

     - will be redeemable at our option, in whole or in part, at any time on or after June 13, 2006 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date,

     - have been approved for listing on the New York Stock Exchange, and

     - are expected to receive ratings equivalent to our senior long-term debt ratings.

QUARTERLY PAYMENTS

     Interest on the PINES will accrue from the date of original issuance at a rate of 7.00% per annum and will be payable initially on September 1, 2001 and thereafter quarterly on March 1, June 1, September 1 and December 1 of each year (each an "Interest Payment Date"). On an Interest Payment Date, interest will be paid to the persons in whose names the PINES were registered as of the record date. With respect to any Interest Payment Date, the record date will be the fifteenth day of the month preceding that Interest Payment Date.

     The amount of interest payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full quarterly interest period, will be computed on the basis of the actual number of days elapsed in such 90-day quarterly interest period. If any Interest Payment Date falls on a Sunday, legal holiday or a day on which banking institutions in The City of New York are authorized by law to close then payment of interest may be made on the next succeeding business day, and no additional interest will accrue because of such delayed payment.

REDEMPTION AND REPAYMENT

     The PINES will be redeemable at our option, in whole or in part, at any time on or after June 13, 2006, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. Additionally, we may at any time repurchase PINES at any price in the open market and may hold, resell or surrender such PINES to the trustee for cancellation. You will not have the right to require us to repay PINES prior to maturity.

FURTHER ISSUES

     We may from time to time, without notice to or the consent of the holders of the PINES, create and issue further PINES ranking equally and ratably with the PINES in all respects, or in all respects except for the payment of interest accruing prior to the issue date or except for the first payment of interest following the issue date of those further PINES. Any such further PINES will be consolidated and form a single series with the PINES currently being offered and will have the same terms as to status, redemption or otherwise as the PINES. Any such further PINES shall be issued pursuant to a resolution of our board of directors, a supplement to the indenture, or under an officers' certificate pursuant to the indenture.

THE REGISTRAR AND TRANSFER AGENT; THE PAYING AGENT AND THE AUTHENTICATING AGENT

     We have initially designated The Bank of New York, acting through its principal corporate trust office at 101 Barclay Street, New York, New York, as the registrar and transfer agent for the PINES, as the paying agent for the PINES and as the authenticating agent for the PINES. Payment of principal and interest will be payable, and the PINES will be transferable, at the office of the paying agent. We may, however, pay interest by check mailed to registered holders of the PINES. At the maturity of the PINES, the principal, together with accrued interest thereon, will be payable in immediately available funds upon surrender of the PINES at the office of the trustee.

BOOK-ENTRY ONLY

     The PINES will be issued only in book-entry form through the facilities of The Depository Trust Company, known as DTC, who is acting as the depositary. The depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Exchange Act. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants' accounts. By doing so, the depositary eliminates the need for physical movement of securities certificates. The depositary's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of which own the depositary.

The depositary is also owned by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the Securities and Exchange Commission.

     The PINES will be in denominations of $25 and will be increased in multiples of $25, and will be issued in the form of one or more fully registered global securities. Upon the issuance of the global securities, the depositary will credit its participants' accounts on its book-entry registration and transfer system their respective principal amounts of the PINES represented by these global securities. The underwriters designate which participants' accounts will be credited. The only persons who may own beneficial interests in the global securities will be the depositary's participants or persons that hold interests through such participants. Ownership of beneficial interests in such global securities will be shown on, and the transfer of that ownership will be effected only through, entries made on the books of the depositary's participants. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair your ability to transfer your interest in PINES.

     So long as the depositary or its nominee is the registered owner of the global securities, the depositary or such nominee, as the case may be, will be considered the sole owner or holder of the PINES represented by such global securities for all purposes under the indenture. Except as provided below or as we may otherwise agree in our sole discretion, owners of beneficial interests in a global security will not be entitled to have PINES represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of PINES in definitive form and will not be considered the owners or holders thereof under the indenture.

     Principal and interest payments on PINES registered in the name of the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global securities representing such PINES. None of us, the trustee, any paying agent or the registrar for the PINES will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global securities for the PINES or for maintaining, supervising or reviewing any records relating to those beneficial interests.

     We expect that the depositary for the PINES or its nominee, upon receipt of any payment of principal or interest, will credit immediately its participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities for the PINES as shown on the records of the depositary or its nominee. We also expect that payments by these participants to owners of beneficial interest in the global securities held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" (i.e., the name of a securities broker or dealer). Those payments will be the responsibility of such participants.

EVENTS OF DEFAULTS

     See "Description of Debt Securities We May Offer -- Default and Related Matters" in the accompanying prospectus.

                        UNITED STATES TAX CONSIDERATIONS

     This section describes the material United States federal income tax consequences of owning the PINES we are offering. It applies to you only if you acquire PINES in the offering at the offering price and you hold your PINES as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

- a dealer in securities or currencies,

- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

- a bank,

- a life insurance company,

- a tax-exempt organization,

- a person that owns PINES that are a hedge or that are hedged against interest rate risks,

- a person that owns PINES as part of a straddle or conversion transaction for tax purposes, or

- a person whose functional currency for tax purposes is not the U.S. dollar.

     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     If you purchase PINES at other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

     Please consult your tax advisor concerning the consequences of owning PINES in your particular circumstances.

UNITED STATES HOLDERS

     This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of PINES and you are:

- a citizen or resident of the United States,

- a domestic corporation,

- an estate whose income is subject to United States federal income tax regardless of its source, or

- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     If you are not a United States holder, this subsection does not apply to you and you should refer to "-- United States Alien Holders" below.

  Payments of Interest

     You will be taxed on interest on your PINES as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

  Purchase, Sale and Retirement of the PINES

     Your tax basis in your PINES generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your PINES equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your PINES. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held more than one year and 18% where the property is held more than five years.

UNITED STATES ALIEN HOLDERS

     This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of PINES and you are, for United States federal income tax purposes:

- a nonresident alien individual,

- a foreign corporation,

- a foreign partnership, or

- an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from PINES.

     If you are a United States holder, this section does not apply to you.

     Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of PINES:

- we and other U.S. payors generally will not be required to deduct United States withholding tax from payments of principal, premium, if any, and interest, to you if, in the case of payments of interest:

     1. you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

     2. you are not a controlled foreign corporation that is related to us through stock ownership, and

     3. the U.S. payor does not have actual knowledge or reason to know that you are a United States person and:

          a. you have furnished to the U.S. payor an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person,

          b. in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as a non-United States person,

          c. the U.S. payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form) from a person claiming to be:

               i. a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

               ii. a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the Internal Revenue Service), or

               iii. a U.S. branch of a non-United States bank or of a non-United States insurance company,

          and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the Internal Revenue Service),

          d. the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business,

               i. certifying to the U.S. payor under penalties of perjury that an Internal Revenue Service Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

               ii. to which is attached a copy of the Internal Revenue Service Form W-8BEN or acceptable substitute form, or

          e. the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations; and

- no deduction for any United States federal withholding tax will be made from any gain that you realize on the sale or exchange of your PINES.

Further, PINES held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual's gross estate for United States federal estate tax purposes if:

- the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote at the time of death, and

- the income on the PINES would not have been effectively connected with a United States trade or business of the decedent at the same time.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  United States Holders

     In general, if you are a noncorporate United States holder, we and other payors are required to report to the Internal Revenue Service all payments of principal, any premium and interest on your PINES. In addition, we and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale of your PINES before maturity within the United States. Additionally, backup withholding will apply to any payments if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

  United States Alien Holders

     In general, payments of principal, premium or interest made by us and other payors to you will not be subject to backup withholding and information reporting, provided that the certification requirements described above under "-- United States Alien Holders" are satisfied or you otherwise establish an exemption.

     In general, payment of the proceeds from the sale of PINES effected at a United States office of a broker is subject to both United States backup withholding and information reporting. If, however, you are a United States alien holder, you will not be subject to backup withholding and information reporting on such a sale provided that:

- the broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the broker:

     1. an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

     2. other documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations; or

- you otherwise establish an exemption.

     If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made outside the United States to an offshore account maintained by you unless the payor has actual knowledge that you are a United States person. We and other payors are required to report payments of interest on your PINES on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

     In general, payment of the proceeds from the sale of PINES effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

- the proceeds are transferred to an account maintained by you in the United States,

- the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

- the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of PINES effected at a United States office of a broker) are met or you otherwise establish an exemption.

     In addition, payment of the proceeds from the sale of PINES effected at a foreign office of a broker will be subject to information reporting, but not backup withholding, if the sale is effected at a foreign office of a broker that is:

- a United States person,

- a controlled foreign corporation for United States tax purposes,

- a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

- a foreign partnership, if at any time during its tax year:

     1. one or more of its partners are "U.S. persons," as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

     2. such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of PINES effected at a United States office of a broker) are met or you otherwise establish an exemption.

                                  UNDERWRITING

     Salomon Smith Barney Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of PINES set forth opposite the underwriter's name.

                                                                PRINCIPAL
                                                                AMOUNT OF
UNDERWRITERS                                                      PINES
------------                                                   ------------
Salomon Smith Barney Inc. ..................................   $ 69,687,500
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................     69,687,500
A.G. Edwards & Sons, Inc. ..................................     69,125,000
Morgan Stanley & Co. Incorporated...........................     69,125,000
Prudential Securities Incorporated..........................     69,125,000
UBS Warburg LLC.............................................     69,125,000
ABN AMRO Incorporated.......................................      4,175,000
Banc of America Securities LLC..............................      4,175,000
Charles Schwab & Co., Inc. .................................      4,175,000
Credit Suisse First Boston Corporation......................      4,175,000
Dain Rauscher Incorporated..................................      4,175,000
Deutsche Banc Alex. Brown Inc. .............................      4,175,000
First Union Securities, Inc. ...............................      4,175,000
Goldman, Sachs & Co.........................................      4,175,000
J.P. Morgan Securities Inc. ................................      4,175,000
Lehman Brothers Inc. .......................................      4,175,000
McDonald Investments Inc. ..................................      4,175,000
Raymond James & Associates, Inc. ...........................      4,175,000
Robert W. Baird & Co. Incorporated..........................      4,175,000
The Robinson-Humphrey Company, LLC..........................      4,175,000
U.S. Bancorp Piper Jaffray Inc. ............................      4,175,000
Wells Fargo Van Kasper, LLC.................................      4,175,000
Advest, Inc. ...............................................        825,000
BB&T Capital Markets........................................        825,000
BNP Paribas Securities Corp. ...............................        825,000
Banc One Capital Markets, Inc. .............................        825,000
Banca IMI...................................................        825,000
Barclays Capital Inc. ......................................        825,000
CIBC World Markets Corp. ...................................        825,000
Crowell, Weedon & Co. ......................................        825,000
Fahnestock & Co. Inc. ......................................        825,000
Gibraltar Securities Co. ...................................        825,000
Guzman & Company............................................        825,000
H&R Block Financial Advisors, Inc. .........................        825,000
Janney Montgomery Scott Inc. ...............................        825,000
J.J.B. Hilliard, W.L. Lyons, Inc. ..........................        825,000
Legg Mason Wood Walker, Incorporated........................        825,000
Quick & Reilly, Inc. .......................................        825,000
Southwest Securities, Inc. .................................        825,000
Stifel, Nicolaus & Company, Incorporated....................        825,000
TD Waterhouse, Inc. ........................................        825,000
Tucker Anthony Incorporated.................................        825,000
Wachovia Securities, Inc. ..................................        825,000
                                                               ------------
          Total.............................................   $500,000,000
                                                               ============

     PINES sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement and, in part, to certain securities dealers at such price less a concession of $0.50 per PINES. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.45 per PINES to certain brokers and dealers. After all the PINES are released for sale to the public, the underwriters may change the offering price and the other selling terms.

     Prior to the offering, there has been no public market for the PINES. The PINES have been approved for listing on the NYSE, and we expect trading in the PINES on the NYSE to begin within 30 days after the original issue date. In order to meet one of the requirements for listing the PINES, the underwriters will undertake to sell lots of 100 or more PINES to a minimum of 400 beneficial holders.

     The PINES are a new issue of securities with no established trading market. The underwriters have advised us that the underwriters intend to make a market in the PINES but are not obligated to do so and may discontinue market making at any time without notice. Neither we nor the underwriters can assure you that the trading market for the PINES will be liquid.

     In connection with this offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell PINES in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater total principal amount of PINES than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases of PINES made for the purpose of preventing or retarding a decline in the market price of the PINES while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases PINES originally sold by that syndicate member.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the PINES. As a result, the price of the PINES may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act. SBC will deliver the PINES to the underwriters at the closing of this offering when the underwriters pay the purchase price of the PINES. The underwriting agreement provides that the closing will occur on June 13, 2001, which is five business days after the date of this prospectus supplement. Rule 15c6-1 under the Exchange Act generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

     The underwriters have agreed to reimburse us for some of our out-of-pocket expenses relating to the offering of the PINES.

                                 LEGAL OPINIONS

     James D. Ellis, Senior Executive Vice President and General Counsel of SBC, is passing upon the validity of the PINES for us.

     Sullivan & Cromwell, New York, New York, is passing upon the validity of the PINES for the underwriters. Sullivan & Cromwell from time to time performs legal services for us.

                                    EXPERTS

     The consolidated financial statements (including schedules incorporated by reference) of SBC Communications Inc. at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, which are incorporated by reference in this prospectus supplement and accompanying prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing and incorporated by reference elsewhere herein which, as to the year 1998, are based in part on the report of Arthur Andersen LLP, independent auditors. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference our annual report on Form 10-K for the year ended December 31, 2000, our current report on Form 8-K dated April 24, 2001 and our quarterly report on Form 10-Q for the quarter ended March 31, 2001.

     You may request a copy of these documents, at no cost, by writing or telephoning us at our principal executive offices at the following address:

          SBC's Specialist-External Reporting
          SBC Communications Inc.
          175 E. Houston Street
          San Antonio, Texas 78205-2233

PROSPECTUS
                              U.S. $7,500,000,000

                                               SBC COMMUNICATIONS INC.
                                          DEBT SECURITIES, PREFERRED STOCK,
[SBC LOGO]                                 DEPOSITARY SHARES, COMMON STOCK

                             ---------------------

     By this prospectus, we may offer from time to time up to U.S. $7,500,000,000 of debt securities, shares of preferred stock, depositary shares representing fractions of shares of preferred stock, or shares of common stock.

                             ---------------------

     When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities, including the offering price of the securities. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

     Our common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange under the symbol "SBC." Any common stock offered will be listed, subject to notice of issuance, on these exchanges.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                  THE DATE OF THIS PROSPECTUS IS MAY 25, 2000.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Description of SBC Communications Inc. .....................     1
Ratio of Earnings to Fixed Charges..........................     1
Use of Proceeds.............................................     1
Summary Description of the Securities We May Issue..........     1
Description of Debt Securities We May Offer.................     2
Description of Preferred Stock..............................    11
Description of Series A Preferred Stock.....................    12
Description of Depositary Shares............................    13
Description of Common Stock.................................    16
Plan of Distribution........................................    18
Legal Opinions..............................................    19
Experts.....................................................    19
Documents Incorporated by Reference.........................    19
Where You Can Find More Information.........................    20

                     DESCRIPTION OF SBC COMMUNICATIONS INC.

     SBC Communications Inc. is a holding company incorporated under the laws of the State of Delaware in 1983. Through our subsidiaries, we provide wireline and wireless telecommunications services and equipment, directory advertising and electronic commerce services and software, among other products and services. Our principal executive offices are located at 175 E. Houston Street, San Antonio, Texas 78205-2233. Our telephone number is 210-821-4105. We maintain an Internet site at the following location (which is not an active link): http://www.sbc.com.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of SBC for the periods indicated. At March 31, 2000, no preferred stock was outstanding.

 THREE MONTHS
ENDED MARCH 31,       YEAR ENDED DECEMBER 31,
---------------   --------------------------------
 1999     2000    1995   1996   1997   1998   1999
------   ------   ----   ----   ----   ----   ----
7.17      6.68    5.80   5.67   4.10   6.79   6.52

     For the purpose of calculating this ratio, earnings consist of income before income taxes, extraordinary loss, cumulative effect of changes in accounting principles and fixed charges. Fixed charges include interest on indebtedness and one-third of rental expense (the portion of rentals representative of the interest factor).

                                USE OF PROCEEDS

     Unless otherwise specified in the prospectus supplement, we will use the proceeds from the sale of the securities for the following corporate purposes:

- to provide funds to repay our long- and short-term debt, if any,

- to provide the funds we need to diversify our activities,

- to provide funds for our subsidiaries, and

- to provide funds for our general corporate purposes.

               SUMMARY DESCRIPTION OF THE SECURITIES WE MAY ISSUE

     We may use this prospectus to offer up to U.S. $7,500,000,000 (or the equivalent) of:

- Senior debt securities. These debt securities may be convertible or exchangeable into preferred stock, depositary shares, common stock or equity securities of a third party issuer. They will be unsecured and will rank equally with all of our other unsubordinated and unsecured debt.

- Preferred stock, par value $1.00 per share. The preferred stock may be convertible or exchangeable into other preferred stock, including depositary shares, common stock or equity securities of a third party issuer. We can offer different series of preferred stock with different dividend, liquidation, redemption and voting rights.

- Depositary shares. We have the option of issuing depositary shares that would represent a fraction of a share of preferred stock.

- Common stock, par value $1.00 per share.

     In the case of securities that are exchangeable for securities of a third party issuer, the applicable prospectus supplement will give you more information about this issuer, the terms of its securities and the document in which they are described. Our securities include securities denominated in U.S. dollars, but we can choose to issue securities in any other currency, including the Euro.

     A prospectus supplement will describe the specific types, amounts, prices and detailed terms of any of these securities.

                  DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

     As required by U.S. federal law for all bonds and notes of companies that are publicly offered, our debt securities will be governed by a document called the indenture. The indenture is a contract between us and The Bank of New York, which acts as trustee for you. The trustee has two main roles:

- First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described later under "-- Remedies if an Event of Default Occurs".

- Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your securities to new buyers and sending you notices.

     We may issue as many distinct series of securities under the indenture as we wish. This section summarizes terms of the securities that are common to all series. Most of the financial terms and other specific terms of your series are described in the prospectus supplement attached to the front of this prospectus. Those terms may vary from the terms described here. The prospectus supplement may also describe special federal income tax consequences of the debt securities.

THIS SECTION IS ONLY A SUMMARY

     This section and your prospectus supplement summarize all the material terms of the indenture and your debt securities. They do not, however, describe every aspect of the indenture and your debt securities.

     The indenture and its associated documents, including your debt securities, contain the full text of the matters described in this section and your prospectus supplement. The indenture and the debt securities are governed by New York law. A copy of the indenture has been filed with the SEC as part of our registration statement. See "-- Where You Can Find More Information" below for information on how to obtain a copy. Section references in the description that follows relate to the indenture.

LEGAL OWNERSHIP OF DEBT SECURITIES

     We can issue debt securities in registered or bearer form or both, or in the form of one or more global securities. We refer to those who have debt securities registered in their own names on the books that we or the trustee maintain for this purpose, or who hold bearer certificates representing bearer debt securities, as the "holders" of those debt securities. These persons are the legal holders of the debt securities. We refer to those who, indirectly through others, own beneficial interests in debt securities that are not registered in their own names, as "indirect holders" of those debt securities. As we discuss below, indirect holders are not legal holders, and investors in debt securities issued in book-entry form or in street name will be indirect holders.

BOOK-ENTRY HOLDERS

     We may issue debt securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means debt securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary's book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities on behalf of themselves or their customers.

     For registered debt securities, only the person in whose name a debt security is registered is recognized under the indenture as the holder of that debt security. Debt securities issued in global form will be issued in the form of a global security registered in the name of the depositary or its participants. Consequently, for debt securities issued in global form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

     As a result, investors in a book-entry security will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary's book-entry system or holds an interest through a participant. As long as the debt securities are issued in global form, investors will be indirect holders, and not holders, of the debt securities.

STREET NAME HOLDERS

     In the future we may terminate a global security or issue debt securities initially in non-global form. In these cases, investors may choose to hold their debt securities in their own names or in "street name". Debt securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those debt securities through an account he or she maintains at that institution.

     For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, not holders, of those debt securities.

LEGAL HOLDERS

     Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in global form.

     For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose -- e.g., to amend the applicable indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the applicable indenture -- we would seek approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

     When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

SPECIAL CONSIDERATIONS FOR HOLDERS OF BEARER DEBT SECURITIES

     We will offer debt securities in bearer form only outside of the United States to non-U.S. persons. You generally are a non-U.S. person if you are not:

- a citizen or resident of the United States;

- a corporation or partnership, including an entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

- an estate the income of which is subject to United States federal income taxation regardless of its source; or

- a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     In addition, we may offer bearer securities to offices of some U.S. financial institutions who have offices located outside the United States. We will describe any special restrictions on the offer, sale and delivery of bearer debt securities and any special federal income tax considerations applicable to bearer debt securities in the prospectus supplement.

SPECIAL CONSIDERATIONS FOR INDIRECT HOLDERS

     If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

- how it handles securities payments and notices;

- whether it imposes fees or charges;

- how it would handle a request for the holders' consent, if ever required;

- whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future;

- how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

- if the debt securities are in book-entry form, how the depositary's rules and procedures will affect these matters.

WHAT IS A GLOBAL SECURITY?

     A global security is a security held by a depositary, which represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

     Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

     A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under "-- Special Situations When a Global Security Will Be Terminated". As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

     If the prospectus supplement for a particular debt security indicates that the debt security will be issued in global form only, then the debt security will be represented by a global security at all times unless and until the global security is terminated. We describe the situations in which this can occur below under "-- Special Situations When a Global Security Will Be Terminated". If termination occurs, we may issue the debt securities through another book-entry clearing system or decide that the debt securities may no longer be held through any book-entry clearing system.

SPECIAL CONSIDERATIONS FOR GLOBAL SECURITIES

     As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of debt securities and instead deal only with the depositary that holds the global security.

     If debt securities are issued only in the form of a global security, an investor should be aware of the following:

- An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the debt securities, except in the special situations we describe below;

- An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under "-- Legal Ownership of Debt Securities" above;

- An investor may not be able to sell interests in the debt securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

- An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

- The depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in a global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

- The depositary may (and we understand that DTC will) require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker or bank may require you to do so as well; and

- Financial institutions that participate in the depositary's book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED

     In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above under "-- Legal Ownership of Debt Securities".

     The global security will terminate when the following special situations occur:

- if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

- if we notify the trustee that we wish to terminate that global security; or

- if an event of default has occurred with regard to debt securities represented by that global security and has not been cured or waived. We discuss defaults later under "-- Default and Related Matters".

     The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary -- and not we or the trustee -- is responsible for deciding the names of the institutions that will be the initial direct holders. (Sections 2.08(f) and (g))

     IN THE REMAINDER OF THIS SECTION "YOU" MEANS DIRECT HOLDERS AND NOT "STREET NAME" OR OTHER INDIRECT HOLDERS OF SECURITIES. INDIRECT HOLDERS SHOULD READ THE PREVIOUS SUBSECTION ENTITLED "LEGAL OWNERSHIP OF DEBT SECURITIES".

OVERVIEW OF REMAINDER OF THIS SECTION

     The remainder of this section summarizes:

- ADDITIONAL MECHANICS relevant to the securities under normal circumstances, such as how you transfer ownership and where we make payments;

- Your rights under several SPECIAL SITUATIONS, such as if we merge with another company, or if we want to change a term of the securities; and

- YOUR RIGHTS IF WE DEFAULT or experience other financial difficulties.

ADDITIONAL MECHANICS

FORM, EXCHANGE AND TRANSFER

     The securities will be issued:

- in fully registered or in unregistered (bearer) form; and

- in denominations that are even multiples of $1,000. (Section 2.02(a)(8))

     You may have your securities broken into more securities of smaller denominations or combined into fewer securities of larger denominations, as long as the total principal amount is not changed. This is called an "exchange". (Section 2.08(a))

     If you are holding bearer securities and it is permitted by the terms of your series of debt securities, you may exchange bearer debt securities for an equal amount of registered or bearer debt securities of the same series and date of maturity. No bearer debt securities will be exchanged for registered securities if in doing so we would suffer adverse consequences under any U.S. law applicable to the exchange. Registered debt securities may not be exchanged for bearer debt securities.

     You may exchange or transfer your securities at the office of the registrar. The registrar acts as our agent for registering securities in the names of holders and for transferring and exchanging securities, as well as maintaining the list of registered holders. We have appointed The Bank of New York to perform the role of registrar. We may change this appointment to another entity or perform it ourselves. In order to exchange bearer securities, you have to deliver them to the paying agent, together with all unmatured coupons for interest and all matured coupons in default. (Section 2.08(b))

     We can designate additional registrars or paying agents, acceptable to the trustee, and they would be named in the prospectus supplement. We may cancel the designation of any particular registrar or paying agent. We may also approve a change in the office through which any registrar or paying agent acts. We must maintain a registrar and paying agent office in the Borough of Manhattan in The City of New York. If at any time we do not maintain a registrar or paying agent, the trustee will act as such. (Section 2.04)

     There is no charge for exchanges and transfers. You will not be required to pay a service charge to transfer or exchange securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the registrar is satisfied with your proof of ownership. (Section 2.08)

     At certain times, you may not be able to transfer or exchange your securities. If we redeem any series of securities, or any part of any series, then we may prevent you from transferring or exchanging these securities. We may do this during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders so we can prepare the mailing. We may also refuse to register transfers or exchanges of securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed. (Section 2.08(d))

REPLACING YOUR LOST OR DESTROYED CERTIFICATES

     If you bring a mutilated certificate or coupon to the trustee, we will issue a new certificate or coupon to you in exchange for the mutilated one. Please note that the trustee may have additional requirements that you must meet in order to do this. (Section 2.09)

     If you claim that a certificate or coupon has been lost, completely destroyed, or wrongfully taken from you, then the trustee will give you a replacement certificate or coupon if you meet the trustee's requirements. Also, we may require you to provide reasonable security or indemnity to protect us from any loss we may incur from replacing your certificates or coupons. We may also charge you for our expenses in replacing your security. (Section 2.09)

PAYMENT AND PAYING AGENTS

     We will pay interest to you if you are a direct holder listed in the registrar's records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the "record date" and is stated in the prospectus supplement. (Section 2.05) Holders buying and selling securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the record date. The most common manner is to adjust the sales price of the securities to prorate interest fairly between buyer and seller. This prorated interest amount is called "accrued interest."

     We will pay interest, principal and any other money due on the securities at the corporate trust office of the trustee in New York City. That office is currently located at The Bank of New York, 101 Barclay Street, Floor 21 West, New York, New York 10286. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks. (Section 2.05)

"STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

     We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee's corporate trust office. These offices are called "paying agents". We may also choose to act as our own paying agent. We must notify you if we change the paying agents for any particular series of securities. (Section 2.04)

PAYMENT OF BEARER SECURITIES

     We will only pay interest on bearer debt securities when you present and surrender the coupons for the interest installments evidenced by the bearer securities as they mature. You have to present your coupons at a paying agency of SBC located outside of the United States. We will maintain a non-U.S. paying agent for two years after the principal of a series of bearer debt securities has become due. We will continue to maintain the paying agent after that period, if it is necessary to comply with U.S. tax law or regulations. We will provide the paying agent with the necessary funds for payment upon reasonable notice. We generally will not make any payments in the United States. However, if payment outside of the United States is illegal or precluded by exchange controls or similar restrictions in a foreign country, we may instruct the trustee to make payments at a paying agent located in the United States. (Section 2.05(c))

     You can prove your ownership of a bearer security by presenting the actual security, or a certificate or affidavit executed by the person holding the bearer security or executed by a depositary with whom the bearer securities were deposited, if the trustee is satisfied with the certificate or affidavit. (Section 2.07(b))

NOTICES

     We and the trustee will send notices regarding the securities only to direct holders, using their addresses as listed in the trustee's records. (Section 10.02)

     Regardless of who acts as paying agent, all money we forward to a paying agent that remains unclaimed will, at our request, be repaid to us at the end of two years after the amount was due to the direct holder. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 8.03)

SPECIAL SITUATIONS

MERGERS AND SIMILAR TRANSACTIONS

     We are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless all the following conditions are met:

- Where we merge out of existence or sell our assets, the other company may not be organized under the laws of a foreign country. It must be a corporation organized under the laws of a State or the District of Columbia or under federal law.

- The company we merge into or sell to must agree to be legally responsible for our debt securities.

- The merger, sale of assets or other transaction must not cause a default on the securities, and we must not already be in default, unless the merger or other transaction would cure the default. For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described below under "-- Events of Default -- What Is an Event of Default?". A default for this purpose would also include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded. (Section 5.01)

MODIFICATION AND WAIVER OF YOUR CONTRACTUAL RIGHTS

     Under certain circumstances, we can make changes to the indenture and the securities. Some types of changes require the approval of each security holder affected, some require approval by a majority vote, and some changes do not require any approval at all. (Sections 9.01 -- 9.06)

     Changes Requiring Your Approval. First, there are changes that cannot be made to your securities without your specific approval. Following is a list of those types of changes:

- reduce the percentage of holders of securities who must consent to a waiver or amendment of the indenture;

- reduce the rate of interest on any security or change the time for payment of interest;

- reduce the principal due on any security or change the fixed maturity of any security;

- waive a default in the payment of principal or interest on any security;

- change the currency of payment on a security;

- in the case of convertible or exchangeable securities, make changes to your conversion or exchange rights that would be adverse to your interests;

- change the right of holders to waive an existing default by majority vote;

- reduce the amount of principal or interest payable to you following a default or change your conversion or exchange rights, or impair your right to sue for payment; and

- make any change to this list of changes that require your specific approval. (Section 9.02(a))

     Changes Requiring a Majority Vote. The second type of change to the indenture and the securities is the kind that requires a vote in favor by security holders owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the securities. The same vote would be required for us to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the securities listed in the first category described previously under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver. (Section 9.02(a))

     Changes Not Requiring Your Approval. The third type of change does not require any vote by holders of securities. This type is limited to clarifications of ambiguous contract terms and other changes that would not adversely affect holders of the securities. (Section 9.01)

     Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a security:

- For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the securities were accelerated to that date because of a default.

- For securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent determined on the date of original issuance of these securities.

     Securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. A security does not cease to be outstanding because we or an affiliate of us is holding the security. (Section 2.10)

     We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding securities that are entitled to vote or take other action under the indenture. However, the indenture does not oblige us to fix any record date at all. If we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding securities of that series on the record date and must be taken within 90 days following the record date. (Section 9.02(b))

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE SECURITIES OR REQUEST A WAIVER.

DISCHARGE OF OUR OBLIGATIONS

     We can fully discharge ourselves from any payment or other obligations on the securities of any series if we make a deposit for you with the trustee. The deposit must be held in trust for your benefit and the benefit of all other direct holders of the securities and must be a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the securities on their various due dates.

     However, we cannot discharge ourselves from the obligations under any convertible or exchangeable securities, unless we provide for it in the terms of these securities and the prospectus supplement.

     If we accomplish full discharge, as described above, you will have to rely solely on the trust deposit for repayment of the securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

     We will indemnify the trustee and you against any tax, fee or other charge imposed on the U.S. government obligations we deposited with the trustee or against the principal and interest received on these obligations. (Sections
8.01 -- 8.04)

REDEMPTION

WE MAY CHOOSE TO REDEEM YOUR SECURITIES

     We may be able to pay off your securities before their normal maturity. If we have this right with respect to your specific securities, the right will be mentioned in the prospectus supplement. It will also specify when we can exercise this right and how much we will have to pay in order to redeem your securities.

     If we choose to redeem your securities, we will mail written notice to you not less than 30 days prior to redemption, and not more than 60 days prior to redemption. Also, you may be prevented from exchanging or transferring your securities when they are subject to redemption, as described under "-- Form, Exchange and Transfer" above. (Article 3)

LIENS ON ASSETS

     The indenture does not restrict us from pledging or otherwise encumbering any of our assets and those of our subsidiaries.

DEFAULT AND RELATED MATTERS

RANKING COMPARED TO OTHER CREDITORS

     The securities are not secured by any of our property or assets. Accordingly, your ownership of securities means you are one of our unsecured creditors. The securities are not subordinated to any of our other debt obligations and therefore they rank equally with all our other unsecured and unsubordinated indebtedness. However, the trustee has a right to receive payment for its administrative services prior to any payment to security holders after a default.

EVENTS OF DEFAULT

     You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

     What Is an Event of Default? The term "event of default" with respect to any series of securities means any of the following:

- We fail to make any interest payment on a security when it is due, and we do not cure this default within 90 days.

- We fail to make any payment of principal when it is due at the maturity of any security or upon redemption.

- We fail to comply with any of our other agreements regarding a particular series of securities or with a supplemental indenture, and after we have been notified of the default by the trustee or holders of 25% in principal amount of the series, we do not cure the default within 90 days.

- We file for bankruptcy, or other events in bankruptcy, insolvency or reorganization occur.

- Any other event of default described in the prospectus supplement occurs.

REMEDIES IF AN EVENT OF DEFAULT OCCURS

     You will have the following remedies if an event of default occurs:

     Acceleration. If an event of default has occurred and has not been cured or waived, then the trustee or the holders of 25% in principal amount of the securities of the affected series may declare the entire principal amount of and any accrued interest on all the securities of that series to be due and immediately payable. An acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the securities of the affected series, if all events of default have been cured or waived. (Section 6.02)

     Special Duties of Trustee. If an event of default occurs, the trustee will have some special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. (Section 7.01)

     Majority Holders May Direct the Trustee to Take Actions to Protect Their Interests. The trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an "indemnity". If the trustee is provided with an indemnity reasonably satisfactory to it, the holders of a majority in principal amount of the relevant series of debt securities may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture. (Section 6.05)

     Individual Actions You May Take if the Trustee Fails to Act. Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the securities, the following must occur:

- You must give the trustee written notice that an event of default has occurred and remains uncured.

- The holders of 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

- The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

- During the 60-day period, the holders of a majority in principal amount of the securities of that series do not give the trustee a direction inconsistent with the request. (Section 6.06)

     However, you are entitled at any time to bring an individual lawsuit for the payment of the money due on your security on or after its due date. (Section 6.07)

WAIVER OF DEFAULT

     The holders of a majority in principal amount of the relevant series of debt securities may waive a default for all the relevant series of debt securities. If this happens, the default will be treated as if it has not occurred. No one can waive a payment default on your debt security, however, without your individual approval. (Section 6.04)

WE WILL GIVE THE TRUSTEE INFORMATION ABOUT DEFAULTS ANNUALLY

     Every year we will give to the trustee a written statement of one of our officers certifying that to the best of his or her knowledge we are in compliance with the indenture and the debt securities, or else specifying any default. (Section 4.03)

     The trustee may withhold from you notice of any uncured default, except for payment defaults, if it determines that withholding notice is in your interest. (Section 7.05)

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND HOW TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

ORIGINAL ISSUE DISCOUNT SECURITIES

     The debt securities may be issued as original issue discount securities, which will be offered and sold at a substantial discount from their principal amount. Only a discounted amount will be due and payable when the trustee declares the acceleration of the maturity of these debt securities after an event of default has occurred and continues, as described under "-- Remedies if an Event of Default Occurs" above.

CONVERSION OF CONVERTIBLE DEBT SECURITIES

     Your debt securities may be convertible into our preferred stock, including depositary shares representing preferred stock, or common stock, or they may be exchangeable for equity securities of another issuer if the prospectus supplement so provides. If your debt securities are convertible or exchangeable, the prospectus supplement will include provisions as to whether conversion or exchange is mandatory, at your option or at our option. The prospectus supplement would also include provisions regarding the adjustment of the number of shares of common stock or other securities you will receive upon conversion or exchange. In addition, the prospectus supplement will contain the conversion price or exchange price and mechanisms for adjusting this price. In the case of exchangeable debt securities, the prospectus supplement will set forth information about the issuer for whose securities you would exchange your debt, or where that information can be found.

WE MAY NOT ADJUST THE EXCHANGE OR CONVERSION PRICE

     Unless it is specified in the prospectus supplement, we will not adjust the exchange or conversion price of your debt securities for interest on your securities or for any dividends payable on the new securities you will receive. However, if you convert or exchange your securities between a regular record date for the payment of interest and the next following interest payment date, you must include funds equal to the interest that would be payable on your securities on this following interest payment date. We are not required to issue fractional shares of preferred stock, depositary shares or common stock, but, unless we otherwise specify in the prospectus supplement, we will pay you a cash adjustment calculated on the basis of the following:

- for debt securities convertible into preferred stock or depositary shares, the liquidation preference of the series of preferred stock;

- for common stock, the market value of the common stock; and

- for exchangeable debt securities, the market value of the securities that you will exchange your securities for.

TAX CONSEQUENCES

     You may be deemed to have received a distribution that would be taxed as a dividend under U.S. federal income tax law in a number of circumstances where you receive a distribution that results in an adjustment of the conversion or exchange price of your securities. In other circumstances, if your conversion or exchange price will not be adjusted, that may result in a taxable dividend on the common stock or preferred stock that you will receive upon conversion or on the securities that were exchanged for debt securities.

REGARDING THE TRUSTEE

     We maintain banking relationships in the ordinary course of business with the trustee. The trustee is also the trustee under indentures with others of our subsidiaries.

                         DESCRIPTION OF PREFERRED STOCK

     The following briefly summarizes the material terms of our preferred stock other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the particular terms of any series of preferred stock we offer, which will be described in more detail in the prospectus supplement relating to that series. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered. In addition, for each series of preferred stock, we will file a certificate of designations containing the specific terms of the series as an exhibit to the registration statement or we will incorporate it by reference before we issue any preferred stock.

GENERAL

     We are authorized to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share. Under our restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series. To establish a series of preferred stock the board must set the following terms:

- the number of shares to be included in the series;

- the designation, powers, preferences and rights of the shares of the series;

- the qualifications, limitations or restrictions of the series; and

- the variations as between each series.

Before we issue any series of preferred stock, our board of directors will adopt resolutions creating and designating the series as a series of preferred stock. Stockholders will not need to approve these resolutions.

     As of May 1, 2000, no shares of preferred stock were outstanding, but we have designated 8,000,000 shares of preferred stock as Series A Junior Participating Preferred Stock issuable pursuant to a rights agreement, which is described below under "Description of Series A Preferred Stock". However, the rights exercisable under this plan expired on January 27, 1999, and we have not adopted a new rights plan.

TERMS CONTAINED IN PROSPECTUS SUPPLEMENT

     A prospectus supplement will contain the dividend, liquidation, redemption and voting rights of a series of preferred stock. The prospectus supplement will describe the following terms of a series of preferred stock:

- the designation and stated value per share of the preferred stock and the number of shares offered;

- the amount of liquidation preference per share;

- the initial public offering price at which we will issue the preferred stock;

- the dividend rate or method of calculation, the payment dates for dividends and the dates from which dividends will start to cumulate;

- any redemption or sinking fund provisions;

- any conversion or exchange rights;

- whether we have elected to offer depositary shares, as described below under "Description of Depositary Shares"; and

- any additional voting, dividend, liquidation, redemption, sinking fund and other rights or restrictions.

NO PREEMPTIVE RIGHTS

     The holders of preferred stock will have no preemptive rights to buy any additional shares. The preferred stock will be, when issued, fully paid and nonassessable. Neither the par value nor the liquidation preference can show you the price at which the preferred stock will actually trade on or after the date of issuance. The applicable prospectus supplement will describe some of the U.S. federal income tax consequences of the purchase and ownership of the series of preferred stock.

                    DESCRIPTION OF SERIES A PREFERRED STOCK

     The information set forth below summarizes some of the provisions of our Series A Junior Participating Preferred Stock. This series was never issued, but remains designated as a series, so we must describe it.

     Upon issuance, each share of Series A Preferred Stock is entitled to quarterly cash dividends. The Series A Preferred Stock is not redeemable. Each share of Series A Preferred Stock has 200 votes on all matters submitted to a vote of our stockholders, voting together as one class with the common stock. The Series A Preferred Stock ranks junior to all other series of our preferred stock as to the payment of dividends and the distribution of assets, unless the terms of any such series provide otherwise. It is entitled to a liquidation preference if we should liquidate, dissolve or wind-up and to a preference in the payment of dividends over stock ranking junior as to dividends or upon liquidation. Up to 8,000,000 shares of Series A Preferred Stock are authorized for issuance.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may offer depositary shares evidenced by depositary receipts. Each depositary receipt represents a fraction of a share of the particular series of preferred stock issued and deposited with a depositary. The fraction of a share of preferred stock which each depositary share represents will be set forth in the prospectus supplement relating to those depositary shares.

     We will describe the transfer agent for each series of preferred stock in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

     The following briefly summarizes the material provisions of the deposit agreement and of the depositary shares and depositary receipts, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the particular terms of any depositary shares and any depositary receipts that we offer. You should also read the deposit agreement relating to the particular series of preferred stock and the more detailed description of the deposit agreement in the prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the depositary shares or depositary receipts being offered.

GENERAL

     We will deposit the shares of any series of preferred stock represented by depositary shares according to the provisions of a deposit agreement between us and a bank or trust company which we will select as our preferred stock depositary. The depositary must have its principal office in the United States and have a combined capital and surplus of at least $50,000,000. Each owner of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock in proportion to the applicable fraction of a share of preferred stock represented by the depositary share. These rights include dividend, voting, redemption, conversion and liquidation rights. The depositary will send you all reports and communications which we will deliver to the depositary and which we have to furnish to you.

     The following is a summary of the deposit agreement. For more complete information, you should read the entire agreement and the depositary receipt. Directions on how to obtain copies of these are provided under "-- Where You Can Find More Information" below.

DEPOSITARY RECEIPTS

     The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to anyone who is buying the fractional shares of preferred stock in accordance with the terms of the applicable prospectus supplement. We will either file the forms of deposit agreement and depositary receipt as exhibits to the registration statement of which this prospectus is a part, or we will incorporate them by reference into that registration statement.

     While definitive engraved depositary receipts (certificates) are being prepared, we may instruct the depositary to issue temporary depositary receipts, which will entitle you to all the rights of the definitive depositary receipts and be substantially in the same form. The depositary will prepare definitive depositary receipts without unreasonable delay, and we will pay for the exchange of your temporary depositary receipts for definitive depositary receipts.

WITHDRAWAL OF PREFERRED STOCK

     You may receive the number of whole shares of your series of preferred stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the depositary shares which you surrender exceed the number of depositary shares that represent the number of whole shares of preferred stock you wish to withdraw, then the depositary will deliver to you at the same time a new depositary receipt evidencing the excess number of depositary shares. Once you have withdrawn your preferred stock, you will not be entitled to re-deposit that preferred stock under the deposit agreement in order to receive depositary shares. We do not expect that there will be any public trading market for withdrawn shares of preferred stock.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary has agreed to pay to you the cash dividends or other cash distributions it receives on preferred stock, after deducting its fees and expenses. You will receive these distributions in proportion to the number of depositary shares you own. The depositary will distribute only whole U.S. dollars and cents. The depositary will add any fractional cents not distributed to the next sum received for distribution to record holders of depositary shares.

     In the event of a non-cash distribution, the depositary will distribute property to the record holders of depositary shares entitled to it, unless the depositary determines that it is not feasible to make such a distribution, in which case the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

REDEMPTION OF DEPOSITARY SHARES

     If we redeem a series of preferred stock represented by depositary shares, then we will give the necessary proceeds to the depositary. The depositary will then redeem the depositary shares using the funds they received from us for the preferred shares. The depositary will notify the record holders of the depositary shares to be redeemed not less than 30 nor more than 60 days before the date fixed for redemption at the holders' addresses appearing in the depositary's books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price payable per share for the applicable series of the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem the depositary shares representing the shares of preferred stock on the same day. If fewer than all the depositary shares of a series are to be redeemed, the depositary shares will be selected by lot or ratably as the depositary will decide.

     After the date fixed for redemption, the depositary shares called for redemption will no longer be considered outstanding. Therefore, all your rights as holders of the depositary shares will cease, except that you will still be entitled to receive any cash payable upon the redemption and any money or other property to which you were entitled at the time of redemption.

VOTING THE PREFERRED STOCK

     How do you vote? The depositary will notify you of any upcoming vote and arrange to deliver our voting materials to you, if you are a holder of record at that time. The record date for determining if you are a holder of depositary shares is the same as the record date for the preferred stock. The materials you will receive will (1) describe the matters to be voted on and (2) explain how you, on a certain date, may instruct the depositary to vote the shares underlying your depositary receipts as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, to vote the shares as you instruct. We agree to do anything the depositary asks us to do in order to enable it to vote as you instruct. If you do not instruct the depositary how to vote your shares, the depositary will abstain from voting those shares.

CONVERSION OR EXCHANGE

     What happens when we convert preferred stock into other securities, or exchange it for securities of another company? The depositary will convert or exchange all your depositary shares on the same day that the preferred stock underlying your depositary receipts is converted or exchanged. In order for the depositary to do so, we will need to deposit the other preferred stock, common stock or other securities into which the preferred stock is to be converted or for which it will be exchanged.

     The exchange or conversion rate per depositary share will be equal to:

- the exchange or conversion rate per share of preferred stock, multiplied by the fraction of a share of preferred stock represented by one depositary share,

- plus all money and any other property represented by the depositary shares, and

- including all amounts paid by us for dividends that have accrued on the preferred stock on the exchange or conversion date and that have not yet been paid.

     The following are some more terms of conversions and exchanges that you should keep in mind:

     The depositary shares, as such, cannot be converted or exchanged into other preferred stock, common stock, securities of another issuer or any other securities or property of us. Nevertheless, if so specified in the applicable prospectus supplement, you may be able to surrender the depositary receipts to the depositary with written instructions asking the depositary to instruct us to convert the preferred stock represented by the depositary shares into other shares of preferred stock or common stock of us or to exchange the preferred stock for securities of another issuer. If you have this right, we have agreed that we will cause the conversion or exchange of the preferred stock using the same procedures as we use for the delivery of preferred stock. If you are only converting part of your depositary shares represented by a depositary receipt, new depositary receipts will be issued for any depositary shares that you do not convert or exchange.

TAXATION

     As owner of depositary shares, you will be treated for U.S. federal income tax purposes as if you were an owner of the series of preferred stock represented by the depositary shares. Therefore, you will be required to take into account for U.S. federal income tax purposes income and deductions to which you would be entitled if you were a holder of the underlying series of preferred stock. In addition,

- no gain or loss will be recognized for U.S. federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares as provided in the deposit agreement,

- the tax basis of each share of preferred stock to you as exchanging owner of depositary shares will, upon exchange, be the same as the aggregate tax basis of the depositary shares exchanged for the preferred stock, and

- if you held the depositary shares as a capital asset at the time of the exchange for preferred stock, the holding period for shares of the preferred stock will include the period during which you owned the depositary shares.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     How may the deposit agreement be amended? We may agree with the depositary to amend the deposit agreement and the form of depositary receipt without your consent at any time. However, if the amendment adds or increases fees or charges or prejudices an important right of holders, it will only become effective with the approval of holders of at least a majority of the affected depositary shares then outstanding. If an amendment becomes effective, and you continue to hold your depositary receipts, you are deemed to agree to the amendment and to be bound by the amended deposit agreement.

     How may the deposit agreement be terminated? The deposit agreement automatically terminates if:

- all outstanding depositary shares have been redeemed;

- each share of preferred stock has been converted into or exchanged for common stock; or

- a final distribution in respect of the preferred stock has been made to the holders of depositary shares in connection with our liquidation, dissolution or winding-up.

     We may also terminate the deposit agreement at any time we wish. If we do so, the depositary will give you notice of termination not less than 30 days before the termination date. Once you surrender your depositary receipts to the depositary, it will send you the number of whole or fractional shares of the series of preferred stock underlying your depositary receipts.

CHARGES OF DEPOSITARY AND THE EXPENSES

     We will pay all transfer and other taxes and governmental charges in connection with the existence of the depositary arrangements. We will pay charges of the depositary for the initial deposit of the preferred stock and any redemption. You will pay other transfer and other taxes and governmental charges and the charges that are expressly provided in the deposit agreement to be for your account.

LIMITATIONS ON OUR OBLIGATIONS AND LIABILITY TO HOLDERS OF DEPOSITARY RECEIPTS

     The deposit agreement expressly limits our obligations and the obligations of the depositary to you. It also limits our liability and the liability of the depositary. We and the depositary:

- are only obligated to take the actions specifically set forth in the deposit agreement in good faith;

- are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

- are not liable if either of us exercises discretion permitted under the deposit agreement;

- have no obligation to become involved in a lawsuit or other proceeding related to the depositary receipts or the deposit agreement on your behalf or on behalf of any other party, unless you provide us with satisfactory indemnity;

- may rely upon any written advice of counsel or accountants and on any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

     In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by notifying us of its election to do so. In addition, we may remove the depositary at any time. The resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal and the new depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                          DESCRIPTION OF COMMON STOCK

     Our authorized share capital consists of 7,010,000,000 shares, of which 7,000,000,000 are common shares having a par value of $1 per share and 10,000,000 are preferred shares having a par value of $1 per share. As of April 28, 2000, 3,401,719,865 shares of common stock were outstanding. The common stock is listed on the NYSE, the Chicago Stock Exchange and the Pacific Stock Exchange under the symbol "SBC".

     The following briefly summarizes the provisions of our restated certificate of incorporation and our bylaws that are important for you. Both documents are incorporated by reference as exhibits to the registration statement and you can obtain them as described below in "Where you can find more information".

     You should note that some of the provisions of our restated certificate of incorporation and the bylaws may tend to deter any potential unfriendly tender offers or other efforts to obtain control of us. At the same time, these provisions will tend to assure continuity of management and corporate policies and to induce any persons seeking control or a business combination with us to negotiate on terms acceptable to our then-elected board of directors.

GENERAL

     All outstanding shares of common stock are, and any shares of common stock offered will, when issued, be fully paid and nonassessable.

     We typically do not issue physical stock certificates. Instead, we record evidence of your stock ownership solely on our corporate records. However, we will issue a physical stock certificate to you if you so request.

     Holders of common stock do not have any conversion, redemption, preemptive or cumulative voting rights. In the event of our dissolution, liquidation or winding-up, common stockholders share ratably in any assets remaining after all creditors are paid in full, including holders of our debt securities and after the liquidation preference of holders of preferred stock has been satisfied.

     The transfer agent for the common stock is First Chicago Trust Company of New York, P.O. Box 2508, Jersey City, New Jersey 07303-2508.

DIVIDENDS

     Common stockholders are entitled to participate equally in dividends when dividends are declared by our board of directors out of funds legally available for dividends.

VOTING RIGHTS

     Each holder of common stock is entitled to one vote for each share for all matters voted on by common stockholders. Holders of common stock may not cumulate their votes in the election of directors. Directors are elected by a plurality of the votes cast, while all other matters are determined by a majority of the votes cast, unless otherwise required by law or our restated certificate of incorporation.

     At least 40% of the shares entitled to vote at the meeting must be present in person or by proxy, in order to constitute a quorum.

BOARD OF DIRECTORS

     Our bylaws provide that our board of directors shall be divided into three classes each consisting of an equal, or as nearly equal as possible, number of directors. Each class will be elected for a three-year term, and the term of each class will expire in succeeding years. It will, therefore, require elections in three consecutive years to reelect or to replace our entire board of directors. At any meeting of our board of directors, a majority of the total number of the directors constitutes a quorum.

SUPERMAJORITY VOTE FOR BUSINESS COMBINATIONS

     Our bylaws also provide that a number of business combinations must be approved by an affirmative vote of the holders of 66% of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. A vote of approval is required for any of the following business combinations to which an interested stockholder beneficially owning more than ten percent of the voting stock or any of its affiliates is a party:

- mergers or consolidations;

- sales, leases, exchanges, mortgages or other dispositions of property in excess of $10,000,000 fair market value;

- any issuance or transfer of securities of us or one of our subsidiaries having a fair market value of $10,000,000 or more;

- any plan or proposal for liquidation or dissolution; and

- reclassifications of securities or recapitalization of SBC.

     The 66% vote of approval is not required if:

- the business combination is approved by a majority of directors not affiliated with any interested stockholder; or

- the consideration received for their interest in SBC reflects a fair value for their interest in SBC, which is determined by a formula described in the bylaws; and

- certain other requirements are met, including maintenance of dividends during the business combination and the furnishing of information about the business combination to our stockholders.

AMENDMENT OF BYLAWS

     Our restated certificate of incorporation requires a two-thirds affirmative vote of the stockholders to amend any bylaw, which provides for:

- the maximum number of directors on our board;

- a classified board with staggered terms of office; or

- approval by the stockholders or by our board of directors of any business combination.

ACTION WITHOUT STOCKHOLDER MEETING

     Our restated certificate of incorporation also requires that stockholders representing at least two-thirds of the total number of shares must sign a written consent for any action without a meeting of the stockholders.

                              PLAN OF DISTRIBUTION

     We may sell securities to purchasers, directly through agents, dealers, or underwriters, or through a combination of any of those methods of sale.

     The distribution of the securities may be made from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

THROUGH AGENTS

     We and the agents designated by us may solicit offers to purchase securities. Agents that participate in the distribution of securities may be deemed underwriters under the Securities Act of 1933. We will name any agent that will participate in the distribution of the securities, and any commission we will pay to it will be described in the prospectus supplement. Any agent will be acting on a "best efforts" basis for the period of its appointment, unless we indicate differently in the prospectus supplement.

TO DEALERS

     The securities may be sold to a dealer as principal. The dealer may then resell the securities to the public at varying prices determined by it at the time of resale. The dealer may be deemed to be an underwriter under the Securities Act of 1933.

TO UNDERWRITERS

     The securities may also be sold to one or more underwriters and we will then execute an underwriting agreement with them at the time of sale. The names of the underwriters will be set forth in the prospectus supplement, which will be used by the underwriters to resell the securities.

CONVERTIBLE, REDEEMABLE AND EXCHANGEABLE SECURITIES

     If we choose to offer debt securities or preferred stock that is convertible, redeemable or exchangeable into or for third-party securities, we will identify in the applicable prospectus supplement:

- the third party,

- the third-party securities offered,

- all documents filed by the third party pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act since the end of the third party's last completed fiscal year, to the extent the third party is subject to the periodic reporting requirements of the Exchange Act, and

- the document containing the description of the third-party securities.

     We may enter into indemnification agreements with underwriters, dealers, agents and other persons participating in the distribution of securities, who will then be entitled to indemnification by us against some civil liabilities. The indemnification covers liabilities under the Securities Act.

DELAYED DELIVERY ARRANGEMENTS

     We may authorize underwriters, dealers or other persons acting as our agents to solicit offers from a number of institutions to purchase securities from us. We will indicate our intention to do this in the prospectus supplement. The contracts for these purchases will provide for payment and delivery on a future date or dates. These institutions include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others and must be approved by us. The obligations of purchasers under these contracts will be unconditional, except that:

- at the time of delivery, the purchase of the securities shall not be prohibited under the laws of the jurisdiction of the purchaser, and

- if the securities are also being sold to underwriters, we have to sell the securities not sold for delayed delivery to the underwriters.

     The underwriters, dealers and other persons will not have any responsibility for the validity or performance of these contracts.

                                 LEGAL OPINIONS

     Unless otherwise indicated in the prospectus supplement, the validity of the securities offered by this prospectus will be passed upon for us by Mr. James D. Ellis, Senior Executive Vice President and General Counsel of SBC, and for any underwriters, dealers or agents by Sullivan & Cromwell, New York, New York. As of May 10, 2000, Mr. Ellis owned less than 1% of the outstanding shares of SBC. Sullivan & Cromwell from time to time performs legal services for SBC.

                                    EXPERTS

     Our audited consolidated financial statements and financial statement schedules included in our annual report on Form 10-K for the year ended December 31, 1999, which are incorporated by reference in this prospectus, have been examined by Ernst & Young LLP, independent auditors. They have been so incorporated in reliance on the report given on the authority of Ernst & Young LLP as experts in auditing and accounting. In addition, we are incorporating by reference the audited and consolidated financial statements and financial statement schedules for the years 1997 and 1998 of Ameritech Corporation, included in Ameritech's annual report on Form 10-K for the year ended December 31, 1998, which have been examined by Arthur Andersen LLP, independent public accountants. They have been so incorporated in reliance on the report given on the authority of Arthur Andersen LLP as experts in auditing and accounting.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information incorporated by reference is considered part of this prospectus, and any information we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the following documents filed with the
SEC:

- Our annual report on Form 10-K for the year ended December 31, 1999.

- Our quarterly report on Form 10-Q for the quarter ended March 31, 2000.

- Our current reports on Form 8-K filed on January 13, 2000, January 25, 2000, January 28, 2000, February 22, 2000, April 10, 2000 and April 26, 2000.

- Any other reports we file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act after the date of filing of the registration statement and prior to its effectiveness.

- We also incorporate by reference any documents that we filed with or furnished to the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering. If any statement in this prospectus conflicts with any statement in a document which we have incorporated by reference, then you should consider only the statement in the more recent document.

     If you request them, we will provide you with a free copy of any of the above documents, including exhibits specifically incorporated by reference in those documents. You may make your request by calling us at (210) 351-3049, or by writing to us at the following address:

                      SBC's Specialist-External Reporting
                            SBC Communications Inc.
                             175 E. Houston Street
                         San Antonio, Texas 78205-2233

                      WHERE YOU CAN FIND MORE INFORMATION

     As required by the Securities Act of 1933, we filed a registration statement (No. 333-36926) relating to the securities offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information.

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. These SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

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                                  $500,000,000

                            SBC COMMUNICATIONS INC.
                 7.00% PUBLIC INCOME NOTES (PINES(R)) DUE 2041

                                   [SBC LOGO]

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                  JUNE 6, 2001

                                  ------------

                              SALOMON SMITH BARNEY
                              MERRILL LYNCH & CO.

                           A.G. EDWARDS & SONS, INC.
                           MORGAN STANLEY DEAN WITTER
                             PRUDENTIAL SECURITIES
                                  UBS WARBURG

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